UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•              KPN starts UMTS services in the Netherlands, dated June 30, 2004.

Press release

Date
30 June 2004
KPN starts UMTS services in the Netherlands	Number
028pe
KPN customers ‘mobile broadband everywhere’

•                  KPN starts UMTS services in the Netherlands on July 15: UMTS/GPRS KPN Mobile Connect Card available for laptop users

•                  First UMTS handsets and services for consumers available in September

•                  Always the best connection: use of GPRS, UMTS and Wi-Fi combined on a single bill

•                  First Dutch operator with a flat fee of EUR 75 for unlimited use of GPRS and UMTS

•                  UMTS coverage immediately available to 30% of the Dutch population

•                  New applications offer advantages for public services and healthcare sector

KPN will start providing services over its new UMTS network in July. Laptop users will be the first to benefit with the introduction of the KPN Mobile Connect Card on July 15. KPN will begin marketing the first UMTS handsets and services for consumers in September. By integrating Wi-Fi into its services, laptop users are always sure of having the best connection. KPN is the first operator in the Netherlands to offer unlimited use of UMTS and GPRS with the KPN Mobile Connect Card for a single flat fee of EUR 75 per month. KPN gives customers convenient and economical ‘mobile broadband everywhere’ access in the Netherlands.

KPN Mobile Connect Card

KPN is going to make working on the move more pleasant and more productive by introducing the first services for business users over the new UMTS network. The new KPN Mobile Connect Card will be available from 15 July 2004. The plug-in card will give laptop users mobile access to the Internet or their company network at transmission rates up to 384 kbps, over six times faster than the present GPRS network. E-mail messages - even those with large attachments - can be exchanged at extremely high speed. Websites appear quickly on screen and users will be able to view documents, presentations and spreadsheets or other applications on their company’s network far faster than used to be possible.

Video telephony and improved i-mode services

UMTS will also enhance the services provided to consumers. Services will become faster and therefore more convenient and will furthermore gain an extra visual dimension. The introduction of video telephony will enable callers to see each other while talking. Thanks to advanced integration of the mobile handset with the Internet, it will even be possible to hold a video conversation with someone with an ordinary PC with a web cam - wherever they are, at home or abroad. UMTS enables users to quickly send and receive high-definition photos and videos. Thanks to the higher transmission rates, i-mode™ is going to be even more user-friendly and compelling. Customers will be able rapidly download high-quality video and music clips, as well as watch live television on their handset. It will also be possible to make a voice call and use i-mode simultaneously. Selected customers are already using UMTS, extensively testing handsets and services in practice. KPN will market the first UMTS handsets for consumers in September.

Always the best connection with UMTS, GPRS and Wi-Fi

Besides the mobile GPRS and UMTS networks, wireless broadband Wi-Fi access is being offered at a growing number of locations, such as office buildings and “hotspots” at public places like airports, hotels, conference centres and city squares. Everybody who uses the KPN Mobile Connect Card can utilise more than 250 public Wi-Fi hotspots in the Netherlands and over 3,500 in other countries. Usage charges are stated on the mobile phone bill. By integrating Wi-Fi in its services, KPN will ensure that customers always get the best wireless connection available.

Cees van den Heijkant, General Manager of KPN Mobile Netherlands, said: “KPN customers don’t need to get bogged down in technology. Our customers are free to concentrate on what they can actually do with it. With KPN you can get broadband access everywhere - at home, in the office and now on the road as well. Besides greater convenience and comfort for users, this will enable companies and other organisations to operate more efficiently and more effectively.”

Flat fee

The charges for GPRS and UMTS will be billed according to the volume of information sent and received, i.e. the number of consumed megabytes (MB) of data. KPN is going to give customers various options. KPN is the first operator in the Netherlands to offer a flat fee for mobile data communication. It will enable KPN Mobile Connect Card customers to be online as long as they like for a fixed price of EUR 75 per month, which is ideal for large-volume users. As an alternative to the flat fee, customers will also have a choice from various data bundles, varying in size from 5 to 50 MB per month. The larger the bundle, the lower the tariff per MB. Another possibility is for customers to pay for the megabytes they actually use without any further monthly costs. Charges for Wi-Fi connections at public hotspots will be billed separately per minute. For people who make frequent use of Wi-Fi, KPN has a “Wi-Fi On the Move” package of 1000 Wi-Fi minutes per month for EUR 19.95. The KPN Mobile Connect Card will be available at outlets including KPN’s Primafoon shops and Business Centres from EUR 185.

UMTS coverage immediately available to 30% of the population

The KPN UMTS network will be rolled out gradually starting at places where large numbers of people live and work. On its introduction on 15 July 2004, the network will provide coverage in approximately 50 places, mostly in the Randstad (the highly urbanised western part of the Netherlands). The network will also provide coverage along principal motorways and on some railway routes interconnecting the major cities in the Randstad. KPN will thus immediately offer coverage to approximately 30% of the population. Outside the UMTS coverage area, services will automatically switch over to the nationwide GPRS network. The network will be enlarged continuously, with coverage of 40% expected by the end of this year. The pace at which the network will be further expanded will be determined by market demand, whereby KPN will fulfil its license obligations.

New applications offer advantages for public services and healthcare sector

Mobile data services have obvious advantages because they enable personnel to work faster and more efficiently while outside the office or away from the workplace. For companies and other organisations, this can improve work processes, reduce costs and generate more income. These benefits will increase thanks to the bandwidth of UMTS. Van den Heijkant: “KPN believes that mobile data solutions can increase the efficiency of companies in the Netherlands and also have advantages for society as a whole. We are already actively involved in various initiatives in the healthcare, safety and educational fields”. KPN is co-operating with the AMC hospital in Amsterdam in the MICU project (Mobile Intensive Care Unit). The purpose of the project is to increase the safety of intensive care patients in transit between hospitals aboard IC ambulances by providing extra remote supervision. KPN is also playing a part in an initiative called SaferesQ, which is aimed at transmitting vehicle details wirelessly and instantly to the emergency services, notably the fire brigade. This will speed up the safe release of people trapped in vehicles after road traffic accidents.

i-mode™ and the i-mode™ logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 2, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel